August 15, 2025

Jon Kemp
Chief Executive Officer
Qnity Electronics, Inc.
974 Centre Road
Building 735
Wilmington, Delaware 19805

       Re: Qnity Electronics, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12B Filed August 5, 2025
           File No. 001-42619
Dear Jon Kemp:

       We have reviewed your amended filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement to Form 10-12B filed on August 5,
2025
General

1. Please tell us, with a view to disclosure, the business reasons for the creation of the
       Purpose Trust and the Series A Preferred Stock.
Notes to the Unaudited Pro Forma Combined Financial Statements
Note 1 - Transaction Accounting Adjustments, page 82

2. We note that adjustment (a) reflects approximately $4.1 billion of borrowings expected to be incurred in connection with the Spin-Off. We also note from your disclosure on pages 18, 31, and elsewhere in the filing, that this debt consists of a $1.6 billion senior secured term loan facility, which will be drawn prior to or concurrently with the Spin-Off, $1.5 billion of senior secured notes and $1 billion of senior unsecured notes. Please revise your disclosure in the notes to the pro forma financial statements, and in the Capitalization table on page 76, to disclose estimated details of
 August 15, 2025
Page 2

       each of these debt instruments including terms such as expected interest rates and maturity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Brandon Van Dyke